Via Facsimile and U.S. Mail
Mail Stop 4720

July 9, 2009

Mr. Steven J. Johnston
Chief Financial Officer
Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, Ohio 45014-5141

Re: **Cincinnati Financial Corporation**
         Form 10-K for the Fiscal Year Ended December 31, 2008
         Form 10-Q for the Quarter ended March 31, 2009
         File No. 0-04604

Dear Mr. Johnston:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Quantitative and Qualitative Disclosures About Market Risk

Application of Asset Impairment Policy, page 87

1. On page 88 you present a table that lists the number of securities and the gross unrealized gain or loss for various classes of your investments. This table also summarizes the length of time that securities in your portfolio have been in a

continuous unrealized gain or loss position. It appears that the totals of the
unrealized gains and losses from this table agree with the gross unrealized gains
and losses presented in Note 2 to your financial statements on page 105.
However, the unrealized losses from this table do not appear to agree with the
table of loss duration in Note 2. As an example, it appears from your table on
page 88 that the total gross unrealized losses on securities in a loss position from
more than 12 months is $43 million (comprised of $25 million for those held 12
to 24 months and $18 million held more than 12 months) while the table on page
105 indicates that this amount is $119 million. Please revise your disclosure to
clarify why these tables do not appear to agree.

Financial Statements and Supplementary Data
Note 2. Investments, page 104

2. You provide disclosure with the number of securities in your fixed maturity
investment portfolio that have been in an unrealized loss position for 12 months
or more. Please revise your disclosure to provide similar disclosure related to your
equity security investments for the periods provided as applicable.

3. Please revise your disclosure to explain why losses of $41 million on equity
securities with a fair value of $79 million at December 31, 2008 that have been in
a continuous loss position for more than 12 months were not considered to be
other than temporary impairments and recognized as a loss under US GAAP.
Please tell us if any of these equity securities at December 31, 2008 were
subsequently sold and a realized loss was recognized. In addition, please explain
to us why none of the securities comprising the $150 million in realized losses
during the first quarter of 2009 as disclosed on page 32 of your March 31, 2009
Form 10-Q were not other-than-temporarily impaired at December 31, 2008.

Form 10-Q for the quarter ended March 31, 2009

Managements Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 23

4. You disclose loss and loss expense ratios of 117.5% for workers' compensation
policies, 96.0% for specialty package policies and 132.9% for homeowners
polices. In the absence of disclosure to the contrary, we assume that these trends
will continue. If this is not reasonably likely, please revise your disclosure to
explain. Also, taking into consideration underwriting expenses the combined
ratios for these lines of business would be higher. Please explain to us why you
did not apparently record a premium deficiency related to these lines of business.
Please separately reference for us the authoritative literature you relied upon to
support your accounting. As required by paragraph 60e of SFAS 60, please revise

your accounting policy note to your financial statements to indicate whether or not you include anticipated investment income in your premium deficiency computation.

*　　*　　*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant